

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-mail
Richard Kehmeier
Chief Executive Officer
Goldfields International Inc.
3077 E. Warm Springs Road, Suite 300
Las Vegas, Nevada 89120

> **Re: Goldfields International Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 25, 2013**
> **Response dated September 10, 2013**
> **File No. 000-49996**

Dear Mr. Kehmeier:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description and Location of the Plomosa Mountain Property, page 10

1. We note your response to comment 6 indicating the Copperstone mine is located 12 miles east of your property. It is our understanding that the Copperstone mine operated by Cyprus Minerals is located west of your property. Please review and modify your proposed amendment if our understanding is correct.

Reclamation Deposits, page 25

2. We note your response to comment 8 in which you describe the Federal legislation affecting your property. We also note that approximately 320 acres of your mining claims in the north half of section 32 are Arizona state trust lands in which surface trespass may occur and further that all mineral rights for section 32 are state owned. The

remainder of your claims are subject to BLM regulations related to surface trespass/disturbances with possible conflicts with other lease holders, road construction/repair activities, and historic artifact preservation. In addition to state leasing requirements for exploration, the state of Arizona requires well drilling permits for all exploratory drilling and probing/sampling activities related to existing exploration drill holes or water wells. Please further amend your filing, identifying the owner of the surface estate and mineral rights in section 32, addressing any trespass concerns on private/state/federal lands, describe the surface disturbance/road construction requirements for BLM and/or state lands along with any associated permits that may be required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: William E. Cooper, Esq.